SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina
 (Address of principal executive offices)

Form 20-F   T       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No   T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 24, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated April 24, 2012, the Company reported that the Board of Directors called an Ordinary General Shareholders' Meeting to be held on May 23rd, 2012, at 12:30 h., outside the corporate head office at Bolivar 108 1 Floor, CABA, to consider the following agenda:

1.- Appointment of two shareholders to sign the minutes of the meeting.

2.- Consideration of payment of an early cash dividend charged to the current fiscal year, up to the amount of $177,000,000 – and consideration of the quarterly balance sheet dated December 31st, 2011, taken as the basis for its calculation. Authorizations.-

3.- Review of the issues approved by the Shareholders' Meeting of May 26th, 2011.

Note: In order to attend the meeting a certificate of the book-entry shares account held by Caja de Valores S.A shall be obtained at 25 de Mayo 362 C.A.B.A. and presented for its deposit at Florida 537, 18 Floor C.A.B.A.(4322-0033) from 10 to 18 h. until 05.17.2012 inclusively.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: April 27, 2012.